                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 7)*

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Sport Supply Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                  848915-10-3
                            --------------------
                                 (CUSIP Number)

                             Michael J. Blumenfeld
                                 1901 Diplomat
                          Farmers Branch, Texas  75234
                                 (214) 484-9484
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 10, 1996
      -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

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CUSIP NO. 848915-10-3                                                          PAGE 2 OF 3 PAGES
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1     NAME OF REPORTING PERSON
      S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

      Michael J. Blumenfeld, Individually, and as Trustee for the Adam Blumenfeld Trust
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [ ]
                                                                                                       (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS
                Not Applicable.
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)             [ ]
                Not Applicable.
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
                United States citizen
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                    7   SOLE VOTING POWER
                               Not Applicable.
 NUMBER OF SHARES  -------------------------------------------------------------------------------------------
   BENEFICIALLY     8   SHARED VOTING POWER
     OWNED BY                  Not Applicable.
       EACH        -------------------------------------------------------------------------------------------
    REPORTING       9   SOLE DISPOSITIVE POWER
      PERSON       -------------------------------------------------------------------------------------------
       WITH                    Not Applicable.
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                    10  SHARED DISPOSITIVE POWER
                               Not Applicable.
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 Not Applicable.
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12    CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Less than 5%
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14    TYPE OF REPORTING PERSON
                IN
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

                                                                     Page 2 of 3
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ITEM 1.  SECURITY AND ISSUER

                 The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") of Sport Supply Group, Inc. ("SSG"), a Delaware corporation, whose principal business and executive offices are located at 1901 Diplomat Dr., Farmers Branch, Texas 75234.

ITEM 2.  IDENTITY AND BACKGROUND

                 The person filing this statement is Michael J. Blumenfeld, a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

                 Pursuant to certain stock option agreements with SSG, the options outstanding thereunder expire upon the termination of Mr. Blumenfeld's employment with SSG. Mr. Blumenfeld has recently terminated his employment with SSG and such options have expired. As a result, Mr. Blumenfeld no longer beneficially owns in excess of 5% of SSG's outstanding Common Stock and, pursuant to Rules 13d-1 and 13d-2, is no longer required to file any amendments to his existing
         Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of December 19, 1996


                                     By:      /s/ Michael J. Blumenfeld
                                         ---------------------------------




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